Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Chuo Mitsui Trust Holdings, Inc.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated September 24, 2010

Information Meeting on the Management Integration Plan (August 27, 2010) Questions - and - Answers

Q – 1	You explained that you would enhance investment trust and insurance sales capabilities. Aside from increasing the headcount, please let us know your thinking on the domestic branch network strategy.

A – 1	Regarding domestic branches, basically we are going to integrate the overlapped branches where possible. Meanwhile, we would also consider reorganization of branches for greater customer convenience. Although the locations of our combined branches are well-balanced, we think there are some areas which still have room for opening up new branches. We will continue to scrutinize our branch network, including the Tokyo metropolitan area for instance.

Q – 2	Please let us know your strategy on overseas banking business and asset management business. Given your focus on asset management in Asia, are you considering M&A in this segment?

A – 2	As for the overseas business, we will expand our trust business currently conducted through our existing network and financial institutions which are our overseas business partners, and will strive to meet the financing needs of Japanese companies operating overseas, particularly in Asia. Generally speaking, we consider businesses such as the global investment banking and global commercial banking, are outside the scope of our business. If we consider any M&A transactions, for instance in Asia, that are in line with our new trust bank group’s business model, we will review each one individually from the perspective of increasing corporate value.

Q – 3	With regard to the revenue targets, those figures were set with an assumption of macroeconomic recovery. If you have the figures assuming there will be no macroeconomic recovery, please let us know them. Separately, would it be sensible to presume that the operating expenses will be reduced at some point after the integration, if the business expansions fall short of the expectation?

A – 3

The revenue targets have been set based on the modest macroeconomic recovery in addition to the synergy effects. Regarding the effect of macroeconomic recovery, we assume about 25.0 billion yen increase as the effect of rising interest rates, and we also estimate about 15.0 billion yen increase as the effect of rising share prices. Other than these macroeconomic factors and synergy effects, the increase is basically driven by our business efforts.

Further, we incorporate increases in variable costs in the targets along with expanding business operations. In the event the expansion falls short, the related variable costs will decrease proportionately. Intrinsically, we have presented the amount of cost synergy as the minimum target. So, we are confident that we have flexibility to properly deal with a crisis or any downside risk.

Q – 4	With regard to the asset management subsidiaries, what is the aim of leaving Nikko Asset Management independent while merging Chuo Mitsui Asset Management and STB Asset Management?

A – 4	As Nikko Asset Management aims for its public listing, we have decided to leave it as it is for the time being. Chuo Mitsui Asset Management and STB Asset Management plan to be merged at an appropriate time.

Q – 5	Please explain how the new trust bank group will be like, what is considered to be the most important point, and how the both companies have made decisions in relation to the integration? In addition, please let us know the basic policy, if any, regarding the promotion of the integration.

A – 5

Having fully understood the differences between the two companies, we have agreed on our views towards the future of the management environment and the business model we are both ultimately aiming for.

There may have been some confusion at the early stages, but our mutual values and shared commitment to the trust banking business have allowed us to progress smoothly with the integration. We have implemented key principles of action, such as “Judge and act voluntarily without fearing change”, and “In case of making decisions, judge fairly and rationally based on the objective criteria for the benefit of the new trust bank group rather than the organization you belong to”, etc. I feel we were able to overcome every challenge we faced by returning to these principles and thinking in a future-oriented manner.

Q – 6	Although you aim to double loans to Japanese companies operating overseas from FY2010 to FY2015, the competition among financial institutions including mega banks seems to be increasing while the funding needs may be growing. What are the strengths of the new trust bank group? What is the strategy including an overseas network expansion plan?

A – 6

The Sumitomo Trust and Banking has focused on loans to Japanese companies operating overseas, and has been growing its loan balance by about 200.0 billion yen annually. While Japanese companies are expanding their overseas businesses, foreign banks tend to focus on loans to their domestic companies, so three mega banks and The Sumitomo Trust and Banking mainly meet Japanese companies’ funding needs. We believe there is a room to expand transactions with Mitsui Group companies in particular, because Chuo Mitsui Trust Group does not have overseas branch network.

As for the overseas network, we will improve our organization for business deployment through increasing head-count and enhancing the research and credit supervision functions.

Q – 7	You explained that you would expand the housing loans. Please explain your strategy as the difference from the housing loans business of SBI Sumishin Net Bank.

A – 7	As for the housing loans, our trust banks focus on developing the channels through condominium developers, housing construction companies, etc. Meanwhile, SBI Sumishin Net Bank focuses on internet channel. There is little overlap in these customer bases and we consider that SBI Sumishin Net Bank have gained share from outside of our trust banks’ clients. Furthermore, we can offer a variety of housing loan products as a group, such as those of Life Housing Loan, which carefully examines each application on a face to face basis. As a result, we are able to ensure sound assets on both non-consolidated and consolidated basis, expanding the outstanding loan balance.

Q – 8	Although the stock market, especially the banking sector, has been stagnating with a backdrop of capital increase by banks, what sort of banking concept can you present, and is there any message you could deliver which could impact the stock market?

A – 8	The new trust bank group will be able to deploy our businesses to the strategic areas explained in the presentation based on the current quality and quantity of capital. We will establish a business model to “provide services with full use of high-level expertise focusing on strategic areas”, totally different from that of the mega banks to “provide services regardless of the lines of business.” We hope to convince you of our business model by steadily achieving the target we have set, and showing results.

Q – 9	The repayment of public funds is a key issue for shareholders. Please explain your policy and future prospects towards repayment.

A – 9	As the public funds have already been converted to common shares, repayment will be either through sales in the market or repurchases at market price. The current book value of the government (The Resolution and Collection Corporation) is 400 yen per share, therefore, either method will place a burden on the government. Our current aim is to improve business performance and to communicate results through IR activities in order to raise the stock price. We have not changed our policy to repay the public funds as soon as possible if all conditions are satisfied.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.